EXHIBIT 99.1

For Immediate Release 17-8-TR	Date: February 21, 2017

Teck Announces Cash Tender Offers and Consent Solicitations

Vancouver, B.C. -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that it has commenced cash tender offers (the "Tender Offers") to purchase up to U.S.$650,000,000 aggregate principal amount (subject to increase by Teck, the "Aggregate Maximum Tender Amount") of the following series of notes (the “Notes”) issued by Teck:

				Dollars per U.S.$1,000 Principal Amount of Notes
Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Acceptance Priority Level	Tender Offer Consideration (U.S.$)	Early Tender Premium (U.S.$)	Consent Payment	Total Consideration(1) (U.S.$)
3.000% Notes due 2019	878744AA9	$278,064,000	1	$995.00	n/a	$30	$1,025.00
8.000% Notes due 2021	878742BA2; C87392AD5	$650,000,000	2	$1,085.00	n/a	$30	$1,115.00
4.500% Notes due 2021	878742AT2	$500,000,000	3	$1,015.00	$30	n/a	$1,045.00
4.750% Notes due 2022	878742AV7	$700,000,000	4	$1,015.00	$30	n/a	$1,045.00
8.500% Notes due 2024	878742BC8; C87392AE3	$600,000,000	5	$1,155.00	$30	n/a	$1,185.00

(1)	Includes the Early Tender Premium or Consent Payment, as applicable.

The terms and conditions of the Tender Offers and Consent Solicitations are described in an Offer to Purchase and Consent Solicitation Statement, dated February 21, 2017 (the "Offer to Purchase and Consent Solicitation Statement"), and the related Letter of Transmittal and Consent. Teck reserves the right, but is under no obligation, to increase the Aggregate Maximum Tender Amount without extending withdrawal rights except as required by law. The amounts of each series of Notes to be purchased may be prorated as set forth in the Offer to Purchase and Consent Solicitation Statement.

In conjunction with the Tender Offers, Teck will be soliciting consents from holders of the 3.000% Notes due 2019 (the “2019 Notes”) to amend the indenture governing the 2019 Notes and from holders of the

8.000% Notes due 2021 (the “2021 Notes”) to amend the indenture governing the 2021 Notes (the “Consent Solicitations”).

The proposed amendments to the indenture governing the 2019 Notes and the indenture governing the 2021 Notes would shorten the minimum period required to deliver notice of optional redemption of the 2019 Notes and the 2021 Notes, respectively, to holders thereof from thirty (30) days to three business days prior to a redemption date, although Teck does not currently intend to redeem the 2019 Notes or the 2021 Notes. Holders that tender their 2019 Notes or 2021 Notes will be required to consent to the proposed amendments applicable to such Notes, and holders of 2019 Notes or 2021 Notes that consent to the proposed amendments will be required to tender their 2019 Notes and 2021 Notes, respectively.

The Tender Offers and Consent Solicitations will expire at 12:00 midnight, New York City time, at the end of the day on March 20, 2017, unless extended or earlier terminated by Teck (the "Expiration Date"). No tenders or related consents submitted after the Expiration Date will be valid. Subject to the terms and conditions of the Tender Offers and Consent Solicitations, the consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offers will be the tender offer consideration for such series of Notes set forth in the table above (with respect to each series of Notes, the "Tender Offer Consideration"). Holders of Notes that are validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on March 6, 2017 (such date and time, as it may be extended, the "Early Tender Date") and accepted for purchase pursuant to the Tender Offers and Consent Solicitations will receive the applicable Total Consideration for such series, which includes the early tender premium or consent payment, as applicable, for such series of Notes set forth in the table above (with respect to each series of Notes, the "Early Tender Premium" or “Consent Payment”, as applicable). Holders of Notes tendering their Notes and delivering Consents, if applicable, after the Early Tender Date will only be eligible to receive the Tender Offer Consideration, which is the Total Consideration less the Early Tender Premium or Consent Payment, as applicable.

Tendered Notes and delivered Consents, if applicable, may be withdrawn from the Tender Offers and Consent Solicitations at or prior to 5:00 p.m., New York City time, on March 6, 2017, unless extended by Teck (such date and time, as it may be extended, the "Withdrawal Deadline"). Holders of Notes who tender their Notes and deliver Consents, if applicable, after the Withdrawal Date, but prior to the Expiration Date, may not withdraw their tendered Notes or revoke deliveries of Consents.

All holders of Notes accepted for purchase pursuant to the Tender Offers will receive the applicable consideration set forth in the table above, plus accrued and unpaid interest on such Notes from the last interest payment date with respect to those Notes to, but not including, the applicable settlement date.

Acceptance for tenders of any Notes may be subject to proration if the aggregate principal amount for any series of Notes validly tendered and not validly withdrawn would cause the Aggregate Maximum Tender Amount to be exceeded. Furthermore, if the Tender Offers and Consent Solicitations are fully subscribed as of the Early Tender Date, holders who validly tender Notes and validly deliver Consents, if applicable, after the Early Tender Date will not have any of their Notes accepted for purchase.

The consummation of the Tender Offers is not conditioned upon any minimum amount of Notes being tendered or upon the receipt of the Requisite Consents (as defined below). However, the Tender Offers are subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase and Consent Solicitation Statement. In addition, in order for the proposed amendments to the indenture governing the 2019 Notes and the indenture governing the 2021 Notes to be adopted,

Consents must be received in respect of at least a majority of the aggregate principal amount of the 2019 Notes and the 2021 Notes, respectively, then outstanding (the “Requisite Consents”).

Citigroup Global Markets Inc., Mizuho Securities USA Inc. and Morgan Stanley & Co. LLC are the dealer managers in the Tender Offers and the solicitation agents in the Consent Solicitations. Goldman, Sachs & Co. and TD Securities (USA) LLC are co-managers. Global Bondholder Services Corporation has been retained to serve as the depositary, tabulation agent and information agent for the Tender Offers and Consent Solicitations. Persons with questions regarding the Tender Offers and Consent Solicitations should contact Citigroup Global Markets Inc. at (toll-free) (800) 558-3745 or (collect) (212) 723-6106, Mizuho Securities USA Inc. at (toll-free) (866) 271-7403 or (collect) (212) 205-7736 or Morgan Stanley & Co. LLC at (toll-free) (800) 624-1808 or (collect) (212) 761-1057. Requests for copies of the Offer to Purchase and Consent Solicitation Statement, the related Letter of Transmittal and Consent and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers and solicitation agents, co-managers, the depositary, tabulation agent or information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes or deliver any Consents in response to the Tender Offers and Consent Solicitations.

This news release is not an offer to purchase or a solicitation of an offer to purchase or a solicitation of consents with respect to any Notes. The Tender Offers and Consent Solicitations are made only by the Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal and Consent. The Tender Offers and Consent Solicitations are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers and Consent Solicitations are required to be made by a licensed broker or dealer, the Tender Offers and Consent Solicitations will be deemed to be made on behalf of Teck by the dealer managers and solicitation agents, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers and Consent Solicitations, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Date, Expiration Date and settlement dates thereof; the potential increase to the Aggregate Maximum Tender Amount; the adoption of the proposed amendments to the indenture governing the 2019 Notes and the indenture governing the 2021 Notes; and the satisfaction or waiver of certain conditions of the Tender Offers and Consent Solicitations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to Teck’s Tender Offers and Consent Solicitations, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com